*AB 3/18


13030977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8- 66904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Choice Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 US Highway 1, Suite 315
(No. and Street)

Palm Beach Gardens (City) Florida (State) 33408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph A. Principe (561) 882-3388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Ralph A. Principe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Choice Equities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER C LILENFELD
MY COMMISSION # EE170736
EXPIRES February 19, 2016
FloridaNotaryService.com

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA'S CHOICE EQUITIES LLC

Report on Statements of Financial Condition

For the Years Ended December 31, 2012 and 2011

Caminiti & Cogliati, CPAs, LLP

AMERICA'S CHOICE EQUITIES LLC

CONTENTS



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent Auditors' Report

To the Member of
America's Choice Equities, LLC

Report on the Financial Statements

We have audited the accompanying statements of financial condition of America's Choice Equities, LLC. as of December 31, 2012 and 2011.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Member: New York State Society of Certified Public Accountants / American Institute of Certified Public Accountants
Licensed in New York, Florida and Connecticut

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Choice Equities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 25, 2013

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 55,957	$ 127,923
Deposit-clearing organizations (Note 2)	25,019	25,019
Accounts receivable (Note 3)	26,108	63,587
Broker notes receivable	26,576	-
Settlement costs receivable (Note 8)	12,987	22,000
Prepaid expenses & other current assets	731	-
Total current assets	147,378	238,529
Property and equipment, net (Note 4)	3,535	7,319
Total assets	$ 150,913	$ 245,848
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 27,228	$ 28,550
Commissions payable	-	27,866
Clearing costs payable	3,885	3,263
Payroll taxes payable	1,421	1,459
Total current liabilities	32,534	61,138
Member's equity	118,379	184,710
Total liabilities and member's equity	$ 150,913	$ 245,848

See accompanying independent auditor's report
and notes to financial statements.

AMERICA'S CHOICE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1. Summary of significant accounting policies

Nature of business

America's Choice Equities LLC ("the Company") is a Limited Liability Company organized under the laws of the State of Florida, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority (FINRA).

FASB Accounting Standards Codification

During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable, and settlement costs receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. Summary of significant accounting policies (continued)

Fair value of financial instruments

The Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820). Topic 820 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Accounts receivable

The Company considers accounts receivable to be fully collectible. It is policy to write-off doubtful accounts receivable in the year deemed uncollectible.

Property and equipment

Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method over the estimated useful lives of the assets.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal tax purposes. An S Corporation is in effect a conduit for its consenting shareholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the shareholder level.

1. Summary of significant accounting policies (continued)

Income taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statement.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the years ended December 31, 2012 and 2011 was $1,030 and $1,479, respectively.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2012) have been evaluated through February 25, 2013, which is the date the financial statements were available to be issued.

2. Deposit-clearing organizations

The Company has a clearing agreement with a clearing agent, COR Clearing. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest monthly on the cash deposited in the deposit account at current money fund rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay, within thirty days, the balance of the deposit account to the Company less any amount the clearing agent deems appropriate until a final resolution of any open items, claims or proceedings regarding any account.

3. **Accounts receivable**
Accounts receivable of $26,108 and $63,587 for 2012 and 2011, respectively, were all current and due from the clearing agent.

4. **Property and equipment**
Property and equipment at December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Furniture	$ 19,286	$ 19,286
Equipment	17,586	17,586
Leasehold improvements	12,101	12,101
	48,973	48,973
Less accumulated depreciation	(45,438)	(41,654)
Net property and equipment	$ 3,535	$ 7,319

Depreciation expense for the years ended December 31, 2012 and 2011 amounted to $3,784 and $5,853, respectively.

5. **Net capital**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2012 and 2011, the Company had net capital of $70,665 and $152,128, respectively, which was $65,665 and $147,128 in excess of its required net capital of $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .46040 to 1 and .40189 to 1 as of December 31, 2012 and 2011, respectively.

6. **Related party transactions**
The Company rents office space from a related party on a lease that expires February 1, 2014. Rent expense for the year ended December 31, 2012 and 2011 was $83,070, respectively.

Minimum annual rentals under the lease at December 31, 2012 are as follows:

Year-ending December 31:	
2013	$ 78,000
2014	6,500
	$ 84,500

7. **Commitments**
The Company entered into a month-to-month consulting agreement dated August 11, 2011. The consultant is being retained to register as the Company's Financial & Operations Principal (FINOP). The fees for the services to be rendered under the agreement are billed monthly, plus additional expenses as incurred.

8. **Pending litigation and settlement costs receivable**
The Company was involved in an arbitration that was settled during 2009, resulting in a receivable of $50,000 to the Company. At December 31, 2012, the balance remaining open is $12,987.

At December 31, 2012, the Company was a party to a lawsuit pending before the Financial Industry Regulatory Authority Office of Dispute Resolution ("FINRA") arising from claims of alleged violations of various state and federal securities laws.

In the lawsuit, the Company intends to vigorously defend the claim because management of the Company believes the claim is without merit and that they will not be held liable for compensatory damages. No amount has been accrued in these financial statements since the outcome of this matter is uncertain. The matter is scheduled to proceed to an arbitration hearing in July, 2013.